American Bonanza Posts Bond for the Copperstone Gold Mine

February 1, 2011 – American Bonanza Gold Corp. (TSX: BZA) (“Bonanza” or the “Company”) announces that it has posted an approximately $1.6 million cash reclamation bond with the Bureau of Land Management (“BLM”) for the Copperstone gold mine in Arizona. The bond is posted to guarantee that Bonanza is positioned to complete all required reclamation at the end of the mine life at the Copperstone site, based on the current mine plan of operations, as previously announced (see Company news release dated November 23, 2009). The Company will perform partial reclamation work at the Copperstone site concurrent with mining operations, as described in the mine plan of operations.

As previously announced (see Company news release dated October 25, 2010), the BLM's Decision Record is supported by the “Proposed Reopening of the Copperstone Mine Environmental Assessment DOI-BLM-AZ-C020-2010-0015-EA” (the "EA"), and the Finding of No Significant Impact (the "FONSI"). The FONSI determines that the Proposed Action (construction of the Copperstone gold mine) does not constitute a major Federal Action affecting the quality of the human environment and that an Environmental Impact Statement is unnecessary.

Bonanza appreciates the effort the BLM has put into the mine plan of operations and environmental assessments. The BLM and Bonanza worked co-operatively in developing these permit documents. As announced in a Company news release dated March 30, 2010, the EA was submitted to the BLM on December 18, 2009 for the NEPA review, and the EA was approved in less than one year from submission.

About Bonanza

Bonanza is working to re-activate mining at the preproduction-stage Copperstone Mine in Arizona. Bonanza has approximately 180 million shares outstanding and has no debt. For more information please visit Bonanza’s website at www.americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

Brian Kirwin
President & Chief Executive Officer

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in the price of gold, changes in the availability of funding for mineral exploration and/or development, unanticipated changes in key management personnel and general economic conditions. Mining exploration and development is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza's annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call or email:

Phone: 1-877-688-7523
Email: info@americanbonanza.com